Exhibit 99.1

Hanwha SolarOne Reports Second Quarter 2012 Results

SHANGHAI, September 11, 2012 — Hanwha SolarOne Co., Ltd. (“SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended June 30, 2012. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on September 11, 2012. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

SECOND QUARTER 2012 HIGHLIGHTS1

—	Total net revenues were RMB1,071.7 million (US$168.7 million), an increase of 33.3% from 1Q12, and a decrease of 40.4% from 2Q11.
—	PV module shipments, including module processing services, were 230.7 MW, an increase of 43.6% from 160.7 MW in 1Q12, and an increase of 12.0% from 205.9 MW in 2Q11.
—	Average selling price (“ASP”), excluding module processing services, decreased to RMB4.85 per watt (US$0.77) from RMB5.30 per watt in 1Q12, and decreased from RMB10.09 per watt in 2Q11.
—	Gross profit was RMB67.5 million (US$10.6 million), compared with a gross loss of RMB75.2 million in 1Q12 and gross profit of RMB162.9 million in 2Q11.
—

Gross margin was 6.3%, compared with negative 9.4% in 1Q12, due to the decline in production costs outpacing the decline in ASP, and higher factory utilization which was driven by higher shipment volumes. Gross margin in 2Q11 was positive 9.1%.

—

Operating loss decreased to RMB82.8 million (US$13.0 million) from an operating loss of RMB220.9 million in 1Q12. The Company recorded an operating loss of RMB25.7 million in 2Q11. The decrease in operating loss in 2Q12 from 1Q11 was primarily due to the return to gross profitability and tight control of operating expenses.

—	Operating margin was negative 7.7%, compared with negative 27.5% in 1Q12 and negative 1.4% in 2Q11.
—	Net loss attributable to shareholders on a non-GAAP basis was RMB245.9 million (US$39.0 million), compared with a net loss of RMB269.9 million in 1Q12 and a net loss of RMB64.9 million in 2Q11.
—

Net loss per basic ADS on a non-GAAP basis was RMB2.91 (US$0.46), compared with a net loss per basic ADS on a non-GAAP basis of RMB3.20 in 1Q12 and a net loss per ADS on a non-GAAP basis of RMB0.77 in 2Q11.

—

Net loss attributable to shareholders on a GAAP basis was RMB266.7 million (US$42.0 million), compared with a net loss attributable to shareholders on a GAAP basis of RMB303.7 million in 1Q12. The Company recorded a non-cash gain of RMB1.1 million (US$0.2 million) from the change in fair value of the convertible feature of the Company’s convertible bonds as compared with a non-cash loss of RMB9.5 million in 1Q12. Net loss attributable to shareholders on a GAAP basis in 2Q11 was RMB69.0 million, including a non-cash gain of RMB51.9 million from the change in fair value of the convertible feature of the Company’s convertible bonds. As explained in prior quarters, the fluctuations in the fair value of the convertible feature of the Company’s convertible bonds are primarily due to changes in the Company’s ADS price, over which the Company has no direct control, and does not reflect the operating performance of the Company.

—	Net loss per basic ADS on a GAAP basis was RMB3.16 (US$0.50), compared with a net loss per basic ADS on a GAAP basis of RMB3.60 in 1Q12 and a net loss per basic ADS on a GAAP basis of RMB0.82 in 2Q11.
—	Annualized Return on Equity (“ROE”) on a non-GAAP basis was negative 28.8% in 2Q12, compared with negative 29.4% in 1Q12 and negative 5.2% in 2Q11.
—	Annualized ROE on a GAAP basis was negative 27.6% in 2Q12, compared with negative 29.2% in 1Q12 and negative 5.2% in 2Q11.

1 All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne commented, “In spite of a difficult operating environment, we achieved some good progress during the second quarter. Our shipment volumes grew nicely quarter-to-quarter, our production costs continued to improve and now are in reach of our year-end target, and we are increasingly seeing synergies with our parent company, particularly in downstream activities. We remain optimistic that our presence in large new growth markets such as China, Japan and the US, will provide incremental volume potential in the second half of 2012. Challenging industry conditions remain: overcapacity, a spike in manufacturer’s inventories, declining prices, and regulatory issues pertaining to duties in the US and possibly Europe. In spite of these, we continue to move forward with our long-term goals, in concert with support from our largest shareholder, and believe we have established the brand, competitive cost structure, balance sheet and management team to enter the next growth stage of the industry.”

SECOND QUARTER 2012 RESULTS

—

Total net revenues were RMB1,071.7 million (US$168.7 million), a increase of 33.3% from RMB803.9 million in 1Q12, and a decrease of 40.4% from RMB1,797.8 million in 2Q11. The increase in total net revenues in 2Q12 compared with 1Q12 is due to higher shipment volumes, partially offset by lower selling prices.

—	Revenue contribution from PV module processing services as a percentage of total net revenues was 4.8%, compared with 7.7% in 1Q12 as the Company continued to shift its focus to branded sales.
—

PV module shipments, including module processing services, were 230.7 MW, an increase from 160.7 MW in 1Q12, and also an increase from 205.9 MW in 2Q11. The increase in module shipments in 2Q12 was primarily due to increased demand from Germany ahead of the reduction of incentives that commenced on July 1, 2012.

—

The Company shipped to over 25 countries during 2Q12, led by activities in Germany prior to the reduction of incentives that commenced on July 1, 2012. Germany accounted for 57% of total shipments. Europe and Africa (“EA”) accounted for 76% of total shipments. Other significant markets in Europe included England, Italy and Spain, representing 5%, 4% and 4% of total shipments, respectively. The Asia Pacific region (“AP”) accounted for 17% of total shipments, including Korea (3%), Australia (3%), Japan (2%) and China (2%). Shipments to North America, including the United States, represented 7% of total shipments.

Module revenue by shipping destination 2Q12	Module revenue by shipping destination 1Q12

—	ASP, excluding module processing services, decreased to RMB4.85 per watt (US$0.77) from RMB5.30 per watt in 1Q12 and from RMB10.09 per watt in 2Q11.
—	Gross profit was RMB67.5 million (US$10.6 million), compared with a gross loss of RMB75.2 million in 1Q12 and gross profit of RMB162.9 million in 2Q11.

—	Gross margin was 6.3%, compared with negative 9.4% in 1Q12. Internal production costs decreased significantly and outpaced the decline in ASP from 1Q12 to 2Q12. Gross margin in 2Q11 was positive 9.1%.

—

The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.72, representing a 21.7% decrease from US$0.92 in 1Q12. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

—

Internal production costs (including both silicon and non-silicon costs) using internally sourced wafers were US$0.71 per watt, representing a 9.0% decrease from US$0.78 per watt in 1Q12. The decrease was primarily due to reduced polysilicon costs as well as operational improvements.

—

Operating loss was RMB82.8 million (US$13.0 million), compared with an operating loss of RMB220.9 million in 1Q12 and an operating loss of RMB25.7 million in 2Q11. Operating margin improved to negative 7.7% from negative 27.5% in 1Q12, compared with negative 1.4% in 2Q11.

—

Operating expenses as a percentage of total net revenues were 14.0% in 2Q12, compared with 18.1% in 1Q12 and 10.5% in 2Q11. The lower percentage in 2Q12 compared with 1Q12 was primarily due to an increase in total net revenues in 2Q12.

—	Interest expense was RMB76.6 million (US$12.1 million), compared with RMB69.1 million in 1Q12 and RMB40.3 million in 2Q11, as a result of the Company’s higher debt levels.
—

The Company recorded a net loss of RMB34.3 million (US$5.4 million), which combined the effect of a foreign exchange loss with a gain from the change in fair value of derivatives. The Company recorded a net gain of RMB11.4 million in 1Q12 and a net loss of RMB38.2 million in 2Q11, which were the net effect of the foreign exchange gain/loss and the gain/loss from changes in fair value of derivatives.

—

Gain from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB1.2 million (US$0.2 million), compared with a loss of RMB9.5 million in 1Q12 and a gain of RMB51.8 million in 2Q11. The fluctuations resulting from the application of ASC 815-40 on January 1, 2009, were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

—	Income tax expense in 2Q12 increased to RMB77.8 million (US$12.2 million), compared with income tax benefit of RMB37.7 million in 1Q12 and income tax expense of RMB16.1 million in 2Q11.
—

Net loss attributable to shareholders on a non-GAAP basis[1] was RMB245.9 million (US$39.0 million), compared with a net loss attributable to shareholders of RMB269.9 million in 1Q12 and net income attributable to shareholders of RMB64.9 million in 2Q11.

—

Net loss per basic ADS on a non-GAAP basis was RMB2.91 (US$ 0.46), compared with a net loss per basic ADS on a non-GAAP basis of RMB3.20 in 1Q12 and a net loss per basic ADS on a non-GAAP basis of RMB0.77 in 2Q11.

—

Net loss attributable to shareholders on a GAAP basis was RMB266.7 million (US$42.0 million), compared with a net loss attributable to shareholders of RMB303.7 million in 1Q12 and net income attributable to shareholders of RMB69.0 million in 2Q11.

—	Net loss per basic ADS on a GAAP basis was RMB3.16 (US$0.50), compared with a net loss per basic ADS on a GAAP basis of RMB3.60 in 1Q12 and net income per basic ADS of RMB0.82 in 2Q11.
—	Annualized ROE on a non-GAAP basis was negative 28.8 % in 2Q12, compared with negative 29.4% in 1Q12 and negative 5.2% in 2Q11.
—	Annualized ROE on a GAAP basis was negative 27.6 % in 2Q12, compared with negative 29.2% in 1Q12 and negative 5.2% in 2Q11.

FINANCIAL POSITION

As of June 30, 2012, the Company had cash and cash equivalents of RMB1,789.3 million (US$281.6 million) and net working capital of RMB1,280.4 million (US$201.5 million), compared with cash and cash equivalents of RMB1,908.9 million and net working capital of RMB45.9 million as of March 31, 2012. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1,941.6 million (US$305.6 million), compared with RMB2,727.0 million as of March 31, 2012. The decrease in short-term bank borrowings was primarily due to the Company’s ongoing strategy to shift debt to longer–term bank borrowings.

In the second quarter of 2012, the Group provided a full valuation allowance of RMB92 million on deferred tax assets related to tax losses of a subsidiary of the Group, as the subsidiary is not expected to have sufficient future taxable income from its operations, and such tax losses may not be utilized in the future.

As of June 30, 2012, the Company had total long-term debt of RMB2,878.4 million (US$453.1 million), which comprised both long-term bank borrowings and convertible notes payable. The Company’s long-term bank borrowings are to be repaid in installments until their maturities, which range from 2 to 4 years. Holders of the convertible notes have the option to require the Company to redeem the notes beginning on January 15, 2015.

Net cash used in operating activities in 2Q12 was RMB335.5 million (US$52.8 million), compared with net cash generated from operating activities of RMB46.0 million in 1Q12 and net cash generated from operating activities of RMB443.8 million in 2Q11.

As of June 30, 2012, accounts receivable were RMB802.9 million (US$126.4 million), compared with RMB603.9 million as of March 31, 2012 and RMB537.5 million as of December 31, 2011. Days sales outstanding were 77 days in 2Q12, compared with 83 days in 1Q12 and 76 days in 2Q11.

As of June 30, 2012, inventories increased slightly to RMB684.9 million (US$107.8 million) from RMB659.1 million as of March 31, 2012, and from RMB684.0 million as of December 31, 2011. Days inventory were 60 days in 2Q12, compared with 69 days in 1Q12 and 51 days in 2Q11.

Capital expenditures were RMB39.6 million (US$6.2 million) in 2Q12. Following the close of the 2Q.12, the Company repurchased an additional $22 million of its convertible bonds. The Company previously repurchased approximately $50 million of its convertible bonds during 1Q12.

CAPACITY

As of June 30, 2012, the Company had production capacity of 800 MW for ingots and wafers, 1.3 GW for cells and 1.5 GW for modules. The Company currently has no near-term plan to add additional capacity. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For 3Q12, the Company expects

—	Total module shipments to be similar to those achieved in the 2Q 2012.
—	Gross margin to be positive.

For the full year 2012, the Company expects:

—	Module shipments reduced from the previous forecast of 1 GW to a range of 900 MW to 1 GW.
—	Capital expenditures of US$150 million, depending on demand and other market conditions.

—	Processing costs (excluding silicon costs) to be approximately US$0.50 per watt by the end of 2012.

OTHER DEVELOPMENTS

On September 6, 2012, the European Commission launched an anti-dumping investigation regarding whether Chinese producers are selling solar panels at unfairly low prices in Europe. The Company believes its pricing practices have been fair and lawful in Europe and other jurisdictions. In any event, the Company intends to vigorously defend itself and rebut all allegations.

CONFERENCE CALL

The Company will host a conference call to discuss the second quarter of 2012 results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on September 11, 2012. Mr. Ki-Joon HONG, Chairman and CEO, Mr. Hee Cheul KIM, President, Mr. Dong Kwan KIM, Chief Strategy Officer, and Mr. Jung Pyo SEO, Chief Financial Officer, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

— U.S. Toll Free Number:	1 866 519 4004
— International dial-in number:	+65 6723 9381
— China Toll Free Number:	800 819 0121

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

— U.S. Toll Free Number:	1 866 214 5335
— International dial-in number:	+61 2 8235 5000

Passcode:     25632143

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of June 29, 2012, which was RMB6.3530 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2012 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 3Q and/or full-year 2012 estimates for PV product shipments, ASPs, gross margin, production capacities, production costs, capital expenditures and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Paul Combs

V.P. of Investor Relations

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

Email: paul.combs@hanwha-solarone.com

Christensen

Tip Fleming

Tel:   +852 9212 0684

E-mail: tfleming@christensenIR.com

Teal Willingham

Tel:   +86 131 2179 3446

E-mail: twillingham@christensenIR.com

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	December 31 2011 (Audited) RMB’000	March 31 2012 (Unaudited) RMB’000	June 30 2012 (Unaudited) RMB’000	June 30 2012 (Unaudited) US$’000
ASSETS
Current assets
Cash and cash equivalents	1,976,555	1,908,859	1,789,265	281,641
Restricted cash	281,626	217,841	603,157	94,941
Derivative contracts	29,091	3,198	6,778	1,067
Accounts receivable, net	537,540	603,860	802,939	126,387
Notes receivable	60,208	7,799	7,210	1,135
Inventories, net	684,049	659,116	684,887	107,805
Advance to suppliers, net	475,645	573,587	406,806	64,034
Other current assets	528,572	382,416	353,433	55,632
Deferred tax assets - net	264,590	306,988	232,698	36,628
Amount due from related parties	241,453	96,568	323,828	50,972

Total current assets	5,079,329	4,760,232	5,211,001	820,242

Non-current assets
Fixed assets – net	4,715,962	4,899,072	4,828,485	760,032
Intangible assets – net	334,987	340,336	338,518	53,285
Goodwill	-	-	-	-
Deferred tax assets - net	16,493	11,915	9,581	1,508
Long-term deferred expenses	49,702	34,136	35,751	5,627
Amount due from related parties	-	-	-	-
Long-term prepayment	204,570	204,570	197,841	31,141

Total non-current assets	5,321,714	5,490,029	5,410,176	851,593

TOTAL ASSETS	10,401,043	10,250,261	10,621,177	1,671,835

LIABILITIES
Current liabilities
Derivative contracts	30,670	6,094	9,701	1,527
Short-term bank borrowings	1,764,251	2,103,536	1,520,570	239,347
Long-term bank borrowings, current portion	242,604	623,492	420,980	66,264
Accounts payable	1,024,947	1,133,379	826,174	130,045
Notes payable	462,602	316,105	562,783	88,585
Accrued expenses and other liabilities	375,238	338,331	339,854	53,493
Customer deposits	84,871	37,998	63,904	10,059
Unrecognized tax benefit	143,473	143,473	143,473	22,584
Amount due to related parties	42,342	11,921	43,151	6,792

Total current liabilities	4,170,998	4,714,329	3,930,590	618,696

Non-current liabilities
Long-term bank borrowings	1,352,373	1,075,722	2,475,305	389,628
Convertible bonds	498,646	382,922	403,055	63,443
Long term payable	50,000	50,000	50,000	7,870
Deferred tax liabilities	25,387	25,240	25,093	3,950

Total non-current liabilities	1,926,406	1,533,884	2,953,453	464,891

TOTAL LIABILITIES	6,097,404	6,248,213	6,884,043	1,083,587

Redeemable ordinary shares	24	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	315	315	315	50
Additional paid-in capital	3,996,418	3,998,485	4,000,222	629,659
Statutory reserves	174,456	174,456	174,727	27,503
Retained earnings	132,426	(171,232)	(438,160)	(68,969)

Accumulated other comprehensive income	-	-	6	1

Total shareholders’ equity	4,303,615	4,002,024	3,737,110	588,244

TOTAL EQUITY	4,303,639	4,002,048	3,737,134	588,248

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	10,401,043	10,250,261	10,621,177	1,671,835

	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	June 30 2011 (Unaudited) RMB’000	March 31 2012 (Unaudited) RMB’000	June 30 2012 (Unaudited) RMB’000	June 30 2012 (Unaudited) US$’000

Net revenues	1,797,760	803,873	1,071,715	168,694

Cost of revenues	(1,634,899)	(879,111)	(1,004,179)	(158,064)

Gross profit	162,861	(75,238)	67,536	10,630

Operating expenses
Selling expenses	(55,340)	(58,695)	(75,888)	(11,945)
G&A expenses	(113,396)	(63,329)	(56,918)	(8,959)
R&D expenses	(19,804)	(23,596)	(17,514)	(2,757)

Total operating expenses	(188,540)	(145,620)	(150,320)	(23,661)

Operating profit	(25,679)	(220,858)	(82,784)	(13,031)

Interest expenses	(40,282)	(69,111)	(76,601)	(12,057)
Interest income	2,619	2,668	4,447	700
Exchange gain (loss)	3,147	2,630	(41,207)	(6,486)
Gain (loss) on change in fair value of derivative	(41,374)	8,742	6,939	1,092
Gain (loss) on change in conversion feature fair value of convertible bond	51,860	(9,472)	1,150	181
Loss on extinguishment of debt	-	(56,114)	2,455	386
Other income	283	1,900	2,367	373
Other expenses	(3,468)	(1,710)	(5,651)	(890)

Net income before income tax	(52,894)	(341,325)	(188,885)	(29,732)

Income tax expenses	(16,060)	37,667	(77,772)	(12,242)

Net income	(68,954)	(303,658)	(266,657)	(41,974)

Net income attributable to shareholders	(68,954)	(303,658)	(266,657)	(41,974)

Net income per share
Basic	(0.16)	(0.72)	(0.63)	(0.10)
Diluted	(0.16)	(0.72)	(0.63)	(0.10)

Shares used in computation
Basic	419,536,540	421,816,336	422,023,107	422,023,107
Diluted	419,536,540	421,816,336	422,023,107	422,023,107

Net income per ADS
Basic	(0.82)	(3.60)	(3.16)	(0.50)
Diluted	(0.82)	(3.60)	(3.16)	(0.50)

ADSs used in computation
Basic	83,907,308	84,363,267	84,404,621	84,404,621
Diluted	83,907,308	84,363,267	84,404,621	84,404,621

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended
	June 30, 2011 (Unaudited) RMB’000	March 31, 2012 (Unaudited) RMB’000	June 30, 2012 (Unaudited) RMB’000	June 30, 2012 (Unaudited) US$’000
Cash flow from operating activities
Net income	(68,954)	(303,658)	(266,657)	(41,973)

Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	24,716	1,317	27	4
Amortization of convertible bonds discount	16,874	24,102	23,728	3,735
Changes in fair value of conversion feature of convertible bonds	(51,860)	9,472	(1,140)	(179)
Loss on extinguishment of debt	-	56,114	(2,455)	(386)
Loss from disposal of fixed assets	3	263	3,884	611
Depreciation and amortization	54,362	84,855	88,299	13,899
Amortization of long-term deferred expenses	1,936	1,395	11,015	1,734
Provision for doubtful debt of accounts receivable	1,462	-		-
Write down of inventories	44,474	206,814	20,395	3,210
Stock compensation expense	25,321	2,067	1,737	273
Warranty provision	20,895	4,432	9,812	1,544
Warranty reversal	(8,038)	(2,195)	(686)	(108)
Deferred tax benefit	(14,315)	(37,967)	76,477	12,038
Unrecognized tax benefit	5,004	-	-	-
Other comprehensive income	-	-	6	1
Changes in operating assets and liabilities				-
Restricted cash	14,120	12,290	(40,184)	(6,325)
Inventory	61,285	(181,881)	(46,166)	(7,267)
Account and notes receivables	370,469	(13,911)	(198,490)	(31,244)
Advance to suppliers and long-term prepayments	189,347	(97,942)	173,510	27,312
Long-term deferred expenses	-	-	(1,484)	(234)
Intangible assets	(46,600)	(7,104)	-	-
Other current assets	(41,940)	156,713	31,340	4,935
Amount due from related parties	(65,282)	144,885	(227,260)	(35,772)
Accounts and notes payable	(94,954)	102,350	(40,690)	(6,405)
Accrued expenses and other liabilities	(26,306)	(39,144)	(7,603)	(1,197)
Customer deposits	(3,897)	(46,873)	25,906	4,078
Amount due to related parties	35,686	(30,421)	31,230	4,916

Net cash provided (used) in operating activities	443,808	45,973	(335,449)	(52,800)

Cash flows from investing activities
Acquisition of fixed assets	(664,873)	(406,888)	(39,615)	(6,236)
Change of restricted cash	(36,952)	51,495	15,989	2,517

Net cash provided (used) in investing activities	(701,825)	(355,393)	(23,626)	(3,719)

Cash flows from financing activities
Proceeds from exercise of stock option	188	-		-
Payment for repurchase of redeemable oridnary shares	-	-	-	-
Payment for repurchase of convertible bonds	-	(199,831)		-
Change of restricted cash	-	-	(361,121)	(56,843)
Proceeds from short-term bank borrowings	477,646	1,096,384	495,694	78,025
Proceeds from long-term bank borrowings	327,694	104,237	1,258,676	198,123
Payment of short term bank borrowings	(366,226)	(757,099)	(1,078,660)	(169,788)
Payment for long term bank borrowings	(50,000)	-	(61,605)	(9,697)
Payment of arrangement fee of long-term loans	-	(1,967)	(10,571)	(1,664)
Payment of arrangement fee of short-term loans	-	-	(2,932)	(462)

Net cash provided (used) by financing activities	389,302	241,724	239,481	37,694

Net increase (decrease) in cash and cash equivalents	131,285	(67,696)	(119,594)	(18,825)

Cash and cash equivalents at the beginning of period	1,354,392	1,976,555	1,908,859	300,466

Cash and cash equivalents at the end of period	1,485,677	1,908,859	1,789,265	281,641

Supplemental disclosure of cash flow information:
Interest paid	6,104	39,151	47,116	7,416
Income tax paid	85,490	26,384	30,610	4,818
Realized gain/(loss) from derivative contracts	(16,657)	10,059	6,967	1,097
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	254,026	(140,415)	(19,837)	(3,122)

	For the three months ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income/(loss)	(64.9)	(269.9)	(245.9)	(38.7)

Fair value changes of the conversion features of the Convertible bonds	51.9	(9.5)	1.1	0.1

Accretion of interest of the Convertible bonds	(22.5)	(24.3)	(21.9)	(3.4)

Unrecognized tax benefit	(5.0)	-	-	-

Severance fee to previous senior management	(32.6)	-	-	-

Tax impact of severance fee to previous senior management	4.1	-	-	-

GAAP net income/(loss)	(69.0)	(303.7)	(266.7)	(42.0)

	For the three months ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2012
	(RMB)	(RMB)	(RMB)	(US$)

Non GAAP net income per ADS - Basic	(0.77)	(3.20)	(2.91)	(0.46)

Fair value changes of the conversion features of the Convertible bonds	0.62	(0.11)	0.01	0.00

Accretion of interest of the Convertible bonds	(0.27)	(0.29)	(0.26)	(0.04)

Unrecognized tax benefit	(0.06)	-	-	-

Severance fee to previous senior management	(0.39)	-	-	-

Tax impact of severance fee to previous senior management	0.05	-	-	-

Net profit contributed to shareholders per ADS - Basic	(0.82)	(3.60)	(3.16)	(0.50)

ADS (Basic)	83,907,308	84,363,267	84,404,621	84,404,621

	For thee months ended			Annualized for the three months ended
	June 30, 2011	March 31, 2012	June 30, 2012	June 30, 2011	March 31, 2012	June 30, 2012

Non-GAAP Return on Equity	-1.31%	-7.36%	-7.21%	-5.24%	-29.44%	-28.84%

Fair value changes of the conversion features of the Convertible bonds	1.07%	0.64%	0.89%	4.28%	2.56%	3.56%

Accretion of interest of the Convertible bonds	-0.43%	-0.59%	-0.57%	-1.69%	-2.36%	-2.28%

Unrecognized tax benefit	-0.09%	-	-	-0.37%	-	-

Severance fee to previous senior management	-0.61%	-	-	-2.45%	-	-

Tax impact of severance fee to previous senior management	0.08%	-	-	0.31%	-	-

GAAP Return on equity	-1.29%	-7.31%	-6.89%	-5.16%	-29.24%	-27.56%